

April 9, 2012

Via E-mail
Jeffrey H. Smulyan
Chairman of the Board, President and
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza, 40 Monument Circle
Suite 700
Indianapolis, IN 46204

> **Re:** **Emmis Communications Corporation**
> **Preliminary Proxy Statement**
> **Filed March 13, 2012**
> **File No. 000-23264**

Dear Mr. Smulyan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you have filed a response letter dated March 2, 2012 in response to our comment letter dated February 17, 2012 and a response letter dated March 28, 2012 in response to teleconferences held with us March 14 and 16, 2012. Some of our comments below refer to parts of your response letter dated March 28, 2012.

2. We note newspaper articles that indicate the company is engaged in litigation with holders of your Preferred Stock. Describe this litigation, particularly the potential effect on the legality of the proposals.

3. We note you have filed a definitive proxy statement on March 21, 2012 to consider and vote upon a proposal to approve the 2012 Retention Plan and Trust and to elect a director

to fill in the vacancy created by the resignation of Mr. Siegelbaum. With reference to specific rules, please give us your analysis as to why and how you filed this proxy statement in definitive form.

4.   Please fill in the blanks in this preliminary proxy statement with bracketed information.

5.   We note your disclosure in the second full paragraph on page 13 that, in June 2005, the company amended its articles of incorporation to provide the holders of the Preferred Stock the right to require Emmis to repurchase their shares upon certain going-private transactions. We note your response to verbal comment #1 in your response letter dated March 28, 2012 provides more detail on those going-private transactions—specifically if Jeffrey H. Smulyan, your Chairman and CEO, participates in a going-private transaction (independently or through his affiliates), then holders of the Preferred Stock are able to redeem their shares for the liquidation preference plus any unpaid dividends one year later. In light of the fact that you are asking shareholders to approve the Proposed Amendments—one of which removes their ability to require you to repurchase their shares upon certain going-private transactions—please revise the preliminary proxy statement to discuss all the circumstances under which the holders of Preferred Stock are losing this ability and the current redemption value.

6.   We also note your response to verbal comment #1 states Mr. Smulyan has twice attempted to participate in a going-private transaction while the Preferred Stock has been outstanding. Please revise to describe the facts and circumstances regarding these prior transactions and how the Proposed Amendments, after their effectiveness, may affect the likelihood of success of going-private transactions.

7.   Rule 13e-3(a)(3)(ii) describes the effects of a Rule 13e-3 transaction. Please analyze and tell us whether any of the Proposed Amendments would have those effects on the Preferred Stock—in particular, analyze the ability of the Preferred Stock to remain listed on the Nasdaq Global Select Market.

8.   We also note the fourth and fifth paragraphs on page 13 disclose a Note Purchase Agreement with Zell to allow the company to enter into total return swaps and, per these swaps, the company acquired the right to direct the vote of about 61.3% of the then outstanding Preferred Stock. Please revise to explain in detail (i) the facts and circumstances of how you purchased these swaps, (ii) how these swaps function and what they allow you to do, and (iii) whether the company considered any of the Proposed Amendments at the time it contemplated the Note Purchase Agreement and swap transactions. In this regard, we note your Form 8-K filed on January 30, 2012 discloses the board considered amending the Preferred Stock along the lines of the Proposed Amendments.

9.   We note from the sixth and seventh paragraphs on page 13 you conducted a tender offer and repurchased a total of 222,450 shares. After each transaction, please disclose your total voting power with respect to the Preferred Stock.

10.   We note in the first paragraph on page 14 you issued 400,000 shares to the 2012 Retention Plan Trust. Please disclose the circumstances and business reasons for this issuance, and who controls the Trust. We note related disclosure in the Form 8-K filed on January 30, 2012.

11.   Further, the Proposed Amendments negatively impact the rights of the holders of the Preferred Stock. Please revise to provide more fulsome and robust disclosure on these negative impacts in light of the fact you are seeking shareholder approval of these amendments. For instance:

- Proposed Amendment (1) removes the obligation to pay the holders of Preferred Stock accumulated dividends. Disclose the amount of accumulated dividends such holders will lose. See also Item 12(d) of Schedule 14A.
- Proposed Amendment (2) changes the designation, makes clear dividends or distributions are not payable unless declared by the Board, and eliminates director election rights. Explain why it is important to change the designation and why it is important that dividends or distributions are not payable unless declared by the Board; and explain whether these changes are different from before.
- Proposed Amendment (3) affects the rank of Preferred Stock on dividends, distributions, and repurchase. Disclose the accumulated dividends as noted above.
- Proposed Amendment (4) affects the right to redemption upon certain going-private transactions of the holders of Preferred Stock. Disclose the redemption value upon these transactions and explain in more detail the kinds of going-private transactions.
- Proposed Amendment (5) affects Preferred Stock's conversion rights upon a change of control. Discuss in more detail the conversion prices and the applicable kinds of change of control transactions.
- Proposed Amendment (6) affects Preferred Stock's ability to vote as a separate class. Please disclose the conversion ratio for purposes of the vote and their prior conversion ratio.
- Proposed Amendment (7) changes the conversion price adjustment for the Preferred Stock. Explain what the conversion price was before this amendment and what it will be afterwards.

Questions and Answers about the Special Meeting, page 1

Q: Has the board of directors made any recommendation with respect to the Proxy
Solicitation?, page 2

12.   We note the board of directors other than Mr. Gale believes the Proposed Amendments
        will provide the company greater flexibility in recapitalizing and improving its balance
        sheet and enhance the value of the Common Stock. We also note similar disclosure in
        the middle of page 3 that the Proposed Amendments will have a positive effect on the
        overall capital structure of Emmis. Please explain in more detail what you mean by
        greater "flexibility in recapitalizing and improving [your] balance sheet," enhancing the
        value of your Common Stock, and a "positive effect on the overall capital structure of
        Emmis."

Proposal 8: Approval of the Reverse Stock Split Authorization, page 17

13.   Per the second paragraph on page 17, we note the reverse stock split will apply to the
        outstanding shares of Class A and Class B common stock and not to the authorized
        shares. Please revise to discuss the potential dilutive effects of not applying the reverse
        stock split to the authorized shares. That is, it appears the board of directors will have
        additional shares that it may issue without seeking further shareholder approval after the
        reverse stock split.

14.   We note your disclosure in the middle of page 19 that the reverse stock split will not
        affect your reporting requirements under the Exchange Act. Please disclose you record
        holders before and after the split.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director